UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20449

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number: 001-03439

                           STONE CONTAINER CORPORATION
             (Exact name of registrant as specified in its charter)

                            150 North Michigan Avenue
                             Chicago, Illinois 60601
                                 (312) 346-6600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, Par Value $0.01 Per Share
                         Preferred Share Purchase Rights
            (Title of each class of securities covered by this Form)

       $1.75 Series E Cumulative Convertible Exchangeable Preferred Stock
                    11 7/8% Senior Notes due December 1, 1998
                11% Senior Subordinated Notes due August 15, 1999
                    9 7/8% Senior Notes due February 1, 2001
            10 3/4% Senior Subordinated Debentures due April 1, 2002
       Series B 10 3/4% Senior Subordinated Debentures due April 1, 2002
                 and 1 1/2% Supplemental Interest Certificates
                10 3/4% First Mortgage Notes due October 1, 2002
                    11 1/2% Senior Notes due October 1, 2004
        6 3/4% Convertible Subordinated Debentures due February 15, 2007
                Rating Adjustable Senior Notes due August 1, 2016
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

 Rule 12g-4(a)(1)(i)       |X|               Rule 12h-3(b)(1)(i)       |X|
 Rule 12g-4(a)(1)(ii)      |_|               Rule 12h-3(b)(1)(ii)      |_|
 Rule 12g-4(a)(2)(i)       |_|               Rule 12h-3(b)(2)(i)       |_|
 Rule 12g-4(a)(2)(ii)      |_|               Rule 12h-3(b)(2)(ii)      |_|
                                             Rule 15d-6                |_|

Approximate number of holders of record as of the certification or notice date:
None


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  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Stone Container Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                         STONE CONTAINER CORPORATION

Date: November 18, 1998                  By: /s/ Leslie T. Lederer
                                             ---------------------------------
                                             Name:  Leslie T. Lederer
                                             Title: Vice President, Secretary
                                                       and Counsel